Mail Stop 7010

							November 4, 2005


via U.S. mail and Facsimile

Signe S. Gates, Esq.
Senior Vice President, General Counsel and Secretary
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010-0489


	Re:	Barnes Group Inc.
Form S-3 filed October 17, 2005
File No. 333-129079

Dear Mr. Gates:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3 filed October 17, 2005

Selling Security Holders, page 77

1. Please revise your disclosures to identify the natural person or persons who have voting or investment control over the company`s securities that each non-reporting entity owns. See Interpretation
4S. of Regulation S-K Item 507 in the March 1999 supplement of the manual of publicly available CF telephone interpretations. In situations where more than one person has voting or investment control over the securities, revise your disclosure to clarify that fact and include the name of all individuals that share voting or investment control.

2. If any of the selling security holders are a broker-dealer or an affiliate of broker-dealer, please identify them as such. If any selling security holder is a registered broker-dealer, it should be named as an underwriter. If the selling security holder is an affiliate of a registered broker-dealer, expand the prospectus to indicate whether it acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition it had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. In this regard, we note your disclosure in the plan of distribution section on page 83.

3. We note the disclosure in footnote 1 stating that stock to be received upon conversion of the notes is not included in the amount beneficially owned prior to the offering. Please revise the table to include the amount of common stock that each beneficial owner currently has the right to receive upon the conversion of the notes.
See Item 507 of Regulation S-K and Exchange Act Rule 13d-
3(d)(1)(i).
It appears the notes became convertible after September 30, 2005 under certain circumstances.

4. We note that your table includes a line item for unnamed
selling
security holders, and in footnote 20 you state that "Information about additional selling security holders will be set forth in prospectus supplements or amendments to the registration statement...."  We also note a similar statement in this section in
which you state "Prior to any use of this prospectus...by any holder
not identified above, the registration statement...will be amended by
a post-effective amendment or...will be supplemented to set forth the
name of and aggregate amount of notes and shares...."

Please note that your selling security holder table must name all known selling security holders at the time the registration statement is declared effective. If any previously unknown security holder resells securities under this prospectus after effectiveness, that holder must first be named in a post-effective amendment. Please revise these statements accordingly. In addition, please revise similar statements throughout the prospectus, and particularly in the
"Plan of Distribution" section, to clarify that you will file a post-effective amendment to name any previously unnamed selling security holders.
5. To the extent that successors to named selling security holders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successor as a selling security holder. Please also revise your disclosures in this section, as well as in the "Plan of Distribution" section, to clarify that a prospectus supplement will be filed in these circumstances.

Exhibit 5.1 - legality opinion

6. Please revise the first paragraph to clarify that the Form S-3 was filed to register the resale of the convertible notes and underlying common stock.

7. Please delete the statement that members of your firm are licensed to practice law in the state of New York. We would not object to a statement that you are limiting your opinion to the laws of the states of New York and Delaware and federal law.

8. Please confirm in writing that you concur with our understanding that the reference and limitation to "General Corporation Law of the
State of Delaware" includes the statutory provisions of the Delaware
Constitution and reported judicial decisions interpreting these laws.

9. Please delete the assumption in subsection (c) of the seventh paragraph as such an assumption is inappropriate given that you are opining on the fact that the notes constitute valid and binding obligations of the company.

10. Given that the notes have already been issued and are now being registered for resale, please revise subsection (c)(ii) to state that the notes have been duly authorized, executed, delivered and authenticated.

11. Note that you may limit the opinion as to purpose, but not as to persons. Please revise the eighth paragraph accordingly.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions to Tamara Brightwell, Staff
Attorney,
at (202) 551-3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,




	Jennifer Hardy
	Branch Chief


cc: 	Richard F. Langan, Jr., Esq.
	Nixon Peabody LLP
	437 Madison Avenue
	New York, New York 10022
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Signe S. Gates
Barnes Group Inc.
November 4, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE